WR Hambrecht + Co., LLC

JMP Securities LLC

c/o WR Hambrecht + Co., LLC

539 Bryant Street, Suite 100

San Francisco, CA 94107

                                                                                                                                January 20, 2006

6,550,000 Shares

TRAFFIC.COM, INC.

Common Stock

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michele Anderson, Legal Branch Chief

Ladies and Gentlemen:

                Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above-captioned shares of common stock, hereby join in the request of Traffic.com, Inc. that the effectiveness of the Registration Statement on Form S-1 relating to such shares (Registration No. 333-127973) be accelerated so that the Registration Statement will become effective by 2:30 p.m. on January 24, 2006 or as soon thereafter as practicable.

Very truly yours,

WR Hambrecht + Co., LLC
JMP Securities LLC

By:	WR Hambrecht + Co., LLC

By:	/s/ Michael Zigman
Name: Michael Zigman
Title: Managing Director